Mail Stop 3561

August 13, 2008

By U.S. Mail and facsimile to (863) 413-5702

Charles H. Jenkins, Jr.
Chief Executive Officer
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, FL 33811

       Re: **Publix Super Markets, Inc.**
             Form 10-K for Fiscal Year Ended December 29, 2007
             Filed February 29, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed March 13, 2008
             Form 10-Q for the Period Ended March 29, 2008
             Filed May 8, 2008
             File No. 000-00981

Dear Mr. Jenkins:

      We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 29, 2007

Business, page 1

Merchandising and manufacturing, page 1

1. Please expand your discussion to provide the information required under Item 101(c)(1)(i) of Regulation S-K pertaining to your major merchandise categories for each of the last three fiscal years.

Risk Factors, page 2

2. We note that most of your risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed. Please revise your risk factor subheadings generally to ensure that they reflect the risk you describe in the text. See Item 503(c) of Regulation S-K.

Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 10

(a) Market Information, page 10

3. We note your disclosure indicates that the market price of your common stock is determined by the Board of Directors based upon quarterly appraisals prepared by an independent appraiser. Because it would appear that you relied upon a third party in arriving at this data, please tell us the nature and extent of the independent appraiser's involvement in the Board's decision-making process. In doing so, please tell us whether the amounts disclosed reflect the appraiser's valuation amounts or if the Board arrived at amounts that differ from the appraisers and, if so, tell us how they arrived that those amounts. Because this Form 10-K appears to be incorporated by reference into several registration statements on Form S-8, we are considering your response with a view to whether you should name the independent appraiser and provide a consent pursuant to Rule 436 of Regulation C.

Selected Financial Data, page 13

4. We note that you reflect a measure called gross profit in your tabular presentation. Please tell us, and disclose to your investors, the line item components from your consolidated statements of earnings that are used to derive this measure. Since

the measure you call gross profit does not appear to equal your revenues less your cost of sales, please also tell us how you considered the guidance on non-GAAP measures in Item 10(e) of Regulation S-K and the Staff's related guidance titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 18

5. We note that your analysis of sales only discusses changes in your supermarkets. Please tell us how you considered also analyzing any changes in your other lines of business, which we understand include convenience stores, liquor stores and Crispers restaurants, as we believe this would provide your readers with better insight into the factors that contributed to the total change in your revenues. Similarly, please tell us how you considered separately quantifying revenues from your supermarkets and each of these other lines of business within your footnotes to address the disclosure requirements of paragraph 37 of SFAS 131. If you did not address these other lines of business because you believe they are immaterial to your results, please quantify for us the revenues generated by these businesses to help us better understand your conclusion.

6. We note that you have quantified the increase in sales contributed by new supermarkets and the increase in sales from comparable store sales. Please provide more insight from management as to the underlying factors that resulted in these increases. For example, if your comparable store sales are increasing while your gross profit margin is remaining the same because the cost of food has increased but you were able to pass those increases along to your customers, you should clarify that. Additionally, for your new supermarkets, you should clarify why it appears that you opened twice as many net new stores in 2007 as you did in 2006, but revenues attributed to net new supermarkets only slightly increased.

Critical Accounting Policies, page 21

7. Please expand your critical accounting policies for investments, long-lived assets and self-insurance to focus on the assumptions and uncertainties that underlie the estimates made by management that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In your expanded disclosures, please address such issues as how you arrive at your estimates of fair value, how accurate such estimates have been in the past, how much the estimates have changed in the past, and whether such estimates are reasonably likely to change in

the future. You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of our Release 33-8350.

Financial Statements

Consolidated Statements of Earnings, page 30

8. We note from your disclosure on page 38 that the "Other income, net" line item includes rent received from shopping center operations and the related expenses. Please explain to us in more detail what this rental income represents, including whether this is the sublease rental income seen in Note 8. With reference to the authoritative literature that you relied upon, please help us to understand how you determined that it was appropriate to classify this income and expense outside of your subtotal for operating profit.

Notes to Consolidated Financial Statements

 (1) Summary of Significant Accounting Policies, page 35

(f) Inventories, page 35

9. Please expand your disclosure to describe the nature of your inventories that are determined using the FIFO method and to explain why the LIFO method is preferable for certain inventories while the FIFO method is preferable for other inventories.

(k) Self-Insurance, page 37

10. Based on the disclosure in the last sentence of this accounting policy, it appears that you have stop-loss coverage for your self-insurance. If our understanding is correct, please quantify any limits to your exposure that are provided by your stop-loss coverage, as we believe this is important information to help your investors understand the potential liabilities associated with your self-insurance.

(n) Revenue Recognition, page 37

11. Please tell us, and disclose to your investors, your accounting policy for sales returns and how you considered such returns when deciding to recognize revenue at the point of sale.

(p) Other Operating Income, page 37

12. Please expand your discussion to clarify the manner by which you account for the revenue generated by your other operating activities. In this regard, we note that these activities appear to represent fees or commissions that you earn, as opposed to the sale of retail products discussed within Note 1(n). Refer to Question 1 of SAB Topic 13:B.

(q) Cost of Merchandise Sold, page 37

13. Please disclose the amount of cooperative advertising allowances that was recognized as a reduction of cost of merchandise sold for each period presented. In your response, with reference to the authoritative literature that you relied upon, please tell us why these allowances are classified as reductions of cost of merchandise sold as opposed to advertising costs, which are presumably a component of the "operating and administrative expenses" line item on the face of your statement of earnings.

(8) Commitments and Contingencies, page 46

(a) Operating Leases, page 46

14. We note from your disclosure that certain of your store leases include contingent rentals based on a percentage of sales in excess of stipulated minimums. Tell us and revise your disclosure to indicate if you include contingent rental payments in your calculation of straight-line rent where the achievement of the stipulated targets is deemed probable in accordance with paragraph 8 of EITF 98-09. If you have not included such contingent rents, please explain why not.

Controls and Procedures, page 49

15. We note from your disclosure that your disclosure controls and procedures were effective in timely alerting your Chief Executive Officer and Chief Financial Officer to material information required to be included in your Securities and Exchange Commission filings. It appears that you have provided the context of a portion of the definition of controls and procedures as defined in Exchange Act

Rule 13a-15(e). Please revise your disclosure to provide the entire definition of controls and procedures. In the alternative, you may conclude that your disclosure controls and procedures are "effective" or "ineffective" without providing any part of the definition of disclosure controls and procedures. This comment also applies to your Form 10-Q for the quarterly period ended March 29, 2008.

Form 10-Q for the Period Ended March 29, 2008

Management's Discussion and Analysis, page 8

16. We note your discussion of the recent liquidity issues related to the market for auction rate securities. Based on your disclosures here and in your footnotes, it appears that you neither recorded an unrecognized loss within accumulated other comprehensive income for your auction rate securities nor determined that these securities were other-than-temporarily impaired. If our understanding is correct, please help us to better understand your conclusions by responding to the following comments:

- Please tell us, and disclose to your investors, how often your securities have auctions, separately quantifying the amount of auction rate securities that you held at March 29, 2008 for each auction interval.
- Please tell us, and disclose to your investors, the nature of the collateral, including credit quality, on your auction rate securities. We note your references to the quality of these securities and their high credit ratings, but we are requesting more specific information.
- Please describe to us the outcome of all auctions that occurred during your first fiscal quarter, including clarifying whether all your securities had auctions within this quarter and the timing of which auctions were successful as opposed to those that failed. In this regard, we note your statement on page 8 that the auctions began failing in February, but it is unclear to us whether all of your securities experienced failed auctions, and it is unclear to us whether any of your securities had subsequent successful auctions within this quarter.
- Given the lack of liquid markets for your auction rate securities, please help us to understand how you calculated the fair value of these securities at March 29, 2008 to determine that no unrealized loss needed to be recorded. In this regard, based on your disclosures in Note 4, we assume that all such securities were evaluated using Level 2 methods, and we are requesting a reasonably detailed description of those methods and the underlying assumptions, including whether or not your valuations assumed an illiquidity adjustment to reflect current market conditions. Also tell us if you excluded the impact of reasonably available secondary

>> market transactions or completed auction prices on the basis that they were considered "distress prices." Please disclose more detail to your investors concerning how these securities are valued.

- We note your statement that you have the ability to maintain these securities, and this was a factor in your conclusion that these securities were not impaired at March 29, 2008. Please tell us, and disclose in future filings, the maturity dates for these securities. Also clarify whether your reference to maintaining the securities indicates that you have the intent and ability to hold these securities until recovery or maturity, whichever comes first.

- Please describe to us the results of any auctions for these securities subsequent to your fiscal quarter end. Also tell us whether you have sold any of these securities subsequent to your fiscal quarter end, and if so, please quantify both the amount of securities sold and any gain or loss recorded for each such sale.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director